UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

__________________

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☒

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Notice of availability and delivery of Nuvei's Supply Chain Transparency Report FY 2023
99.2	Nuvei Supply Chain Transparency Report FY 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation

Date: April 24, 2024	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	General Counsel